April 29, 2009

VIA EDGAR SUBMISSION AND COURIER

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:       Vitro, S.A.B. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2007

File No. 001-10905

Dear Mr. O'Brien:

On behalf of Vitro, S.A.B. de C.V. ("Vitro" or the "Company"), set forth below are  responses to the comment letter dated February 20, 2009 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro's Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F"). This letter is also being filed on EDGAR.  Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.  References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2007, the exchange rate used in preparing our consolidated financial statements was 10.8662 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response.  Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  The company is responsible for the adequacy and accuracy of the disclosure in their filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In connection with our response to the SEC staff's comments dated February 20, 2009 and any subsequent responses, the Company acknowledges that:

(i) We are responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 5. Operating and Financial Review and Prospects, page 38

1. We note your response to our prior comment 10, which provided detailed information on your derivative portfolio, including your risk management philosophy, your market risk exposures and the events and circumstances surrounding your October 2008 loss position of $227 million. Your response discusses that the fair value of the various derivative financial instruments ("DFIs") was adversely affected by high volatility in the markets, primarily as it relates to the devaluation of the Mexican peso as well as a significant reduction in the cost of natural gas. These factors led to many margin calls and resulted in management deciding to unwind most of its positions in the fourth quarter of 2008. Your Form 20-F for the year ended December 31, 2007, did not provide information in MD&A regarding the specific adverse events (e.g. changes in natural gas costs, interest rates or exchange rates) that would have led to loss positions in your derivative financial instruments.

Please amend your Form 20-F for the year ended December 31, 2007, to fully comply with Item 5D of the Form 20-F, which requires disclosure to include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. In this regard, MD&A should have discussed your short positions relating to natural gas prices, interest rates and exchange rates and how these positions were originated. In your Form 6-K filed December 16, 2008, you provided discussion and examples of the potential impact of an upward or downward change in each of the above mentioned risks, including a table in section 4. However, you did not provide this information in your Form 20-F for the year ended December 31, 2007.

Further amend your Form 20-F to fully comply with FRC 501.02, which requires management to make specific assessments where a trend, demand, commitment, event or uncertainty is known and disclosure is required. In this regard, your Form 20-F did not discuss the obligations and provisions in your DFI agreements, including cross default provisions. According to your Form 6-K filed January 29, 2009, the parties to the DFI agreements stated your failure to pay an aggregate of approximately $293 million dollars constituted events of default and have effectively demanded payment of such amounts. Further, the events of default under the DFI agreements resulted in an event of default under the indentures governing the Senior Notes. The provisions in the DFI agreements and indentures governing the Senior Notes could be triggered as a result of interest rates, exchange rates and commodity pricing. These are uncertainties that should have been assessed under FRC 501.02 and disclosed in MD&A.

Response:

The Company, as a Mexican company, engaged in the business of manufacturing and distribution of glass containers and flat glass, has traditionally raised a significant portion of its financings in long term U.S. dollar denominated securities, and a significant component of its cost of goods sold is energy costs, primarily natural gas.  Accordingly, the Company's results of operations have always been affected by changes in MXN/USD exchange rates, changes in interest rates, and changes in the price of natural gas.  The Company has for some period of time sought to manage these changes by entering into forward and other derivative agreements to hedge its exposure to changes in rates and prices.

The Company discussed these issues in its 2007 Form 20-F, principally:

a.  Forward-Looking Statements - factors effecting financial performance - "cost and availability of energy" and "foreign currency exchange fluctuations relative to the US dollar against the Mexican peso";

b.   Risk Factors (page 4, and page 6) - disclosure that as of March 31, 2008 96% of outstanding debt denominated in dollars, that as of March 31, 2008 entered into swap arrangements covering interest payments on $500,000,000 principal amount and fixed dollar rate to fixed peso rate on another $500,000,000 principal amount, that we "enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations", with cross reference Item 11;

c.   Risk Factors (page 4) - disclosure that energy costs represent 15% of the consolidated cost of goods sold in 2007, that such cost is directly linked to price of natural gas, that one dollar fluctuation per British thermal units impacts approximately $20,000,000 of cost of goods sold, and that we "enter into forwards and other derivatives agreements to hedge our exposure to natural gas price variations", with cross reference to Item 11;

d.   Risk Factors (page 7) - disclosure that interest rate risk exists primarily with floating rate - peso and dollar - denominated debt, that as of March 31, 2008 we entered into swap arrangements, and that we "cannot assure you that these instruments will continue to be favorable to us or if other instruments will be available at favorable terms to us";

e.  Operating Results - Factors Affecting Our Results of Operations (page 38) - disclosure that statement of operations affected by energy costs, by changes in the relative value of the peso to the U.S. dollar, and by increases in interest rates;

f.    Operating Results - Trend Information (page 39) - disclosure that increase in prices of natural gas adversely affects cost of goods sold;

g.   Operating Results - Inflation and Foreign Currency  Exchange Rate Fluctuation (page 40 and page 41) - disclosure that changes in relative value of the peso to the U.S. dollar affect results of operations; and

h. Accounting Considerations - Critical Accounting Estimates (page 55) - discussion of the Company's financial instruments that are most sensitive to management's estimates.

Specifically, in response to the staff's comments regarding Item 5D of the Form 20-F and FRC 501.02, we believe that, with respect to our derivative financial instruments, we provided sufficient discussion in our 2007 Form 20-F of any known trends, uncertainties, demands, commitments or events that were reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. As explained in detail below, the factors that led to the margin calls in October 2008 were primarily the result of derivative financial instruments that were entered into after we had filed our 2007 Form 20-F and the occurrence of unprecedented financial events after such date. Based upon the existing economic conditions as of December 31, 2007 (and even as late as of the filing date of the 2007 Form 20-F), and based upon our historical experiences, the exposure to the Company was not significant, and that we did not know of any trends or uncertainties that were reasonably likely to have a material effect on the Company.  The following detailed analysis provides the elements to support our conclusion that the disclosures in our Form 20-F were sufficient to meet the disclosure requirements.

As of December 31, 2007, the Company held DFIs related mainly to MXN/USD exchange rates, interest rates (TIIE) and gas commodity prices. The purpose of holding these instruments was to protect it against any increase in TIIE or prices of gas, as well as against any MXN/USD appreciation.

The Company considered that the DFIs position it held until December 31, 2007 related to the price of gas and the MXN/USD foreign exchange rate was conservative and that, based upon the Company's historical experiences and market expectations, the Company would not be reasonably likely subject to any significant losses therefrom. That is, based on the behavior that such underlying assets had held, a decrease in the price of gas was not expected, nor any depreciation of the Mexican peso with respect to the U.S. dollar. The events that occurred throughout the later half of fiscal year 2008, which influenced the behavior of the risk factor the Company was exposed to, impacted it significantly. They originated entirely from extraordinary events that would have been very difficult to predict and prevent at the end of 2007 by the Company or by other companies throughout the world.

Analysis of risk factors

Below is a detailed analysis of the main risk factors mentioned above:

1.- Mexican interest rates (TIIE)

In the last month of 2007, the TIIE rate was 7.9325%. According to analysts, the TIIE trend would remain above the 2006 closing reference, when it was 7.2675%. In December 2008, the TIIE continued rising with respect to November 2008, when it closed at 7.9113%.

Below is such risk factor development during fiscal year 2008:

                                                               Source: Bloomberg

As you can see, the Mexican rate of reference remained stable in the first 2 quarters; but in the third quarter, the rate rocketed to levels of 8.65%. Such increase was due mainly to different interventions of the Banco de Mexico (central bank) in the exchange market and in the higher loan rates due to the adverse conditions originating from the U.S. mortgage crisis.

2. - MXN/USD exchange rates

During December 2007, Mexico's peso headed for a second straight yearly decline as losses in bonds backed by U.S. subprime home loans led investors to shun higher-yielding securities.  As per the forecasts provided by Mexican analysts, the exchange rate would remain stable during the entire 2008; however, it rose significantly in the third quarter to levels higher than $13. Now, if we consider the forward exchange rate at December 31, 2007, as shown in the following graph, we can observe a stable projection ranging from $10.90 to $11.20. Nevertheless, the exchange rate observed at December 31, 2008 was $13.83.

3. - Natural gas

According to analysts' expectations as of December 31, 2007, the price of natural gas (Henry Hub) would remain at an average level of $7.65 during 2008, with a ceiling of $8 during the first quarter of 2008. Yet, the ceiling observed in the second quarter was $13.18, with a floor price of $5.63 during the September-December 2008 period. The following occurred with respect to the forward price of natural gas as of December 31, 2007 (obtained from the futures price curve quoted in NYMEX):

As we can see in the graph above, as was the analysts' estimates, the forward price of the gas commodity reflected a stable behavior, reaching a ceiling of $8.7 by December 2008.

Analysis of the portfolio

Although the economic expectations were stable, we are enclosing the following analysis of the DFIs portfolio related to the gas commodity and exchange rates to support our conclusion that, with respect to our disclosure in our 2007 Form 20-F, the risk positions did not represent a known risk reasonably likely to materially effect the Company.

Below we have itemized the impact originating from the primary risk factors the Company was exposed to:

Risk Identified	Fall	Rise
MXN/USD exchange rate	Favorable	Unfavorable
USD/EURO exchange rate	Unfavorable	Favorable
Price of natural gas	Unfavorable	Favorable

To analyze sensitivity, the annual historical volatility of the risks identified was used. As of December 31, 2007, the historical volatility was 7% for the MXP/USD and USD/EURO exchange and 19% for the natural gas position.

In order to demonstrate our assertion that the DFI positions did not represent a known risk reasonably likely to materially effect the Company, we have provided a summary of the results obtained when performing a sensitivity analysis of the original valuations to the aforementioned volatilities.

UNDERLYING	SCENARIO	MTM ORIGINAL	MTM STRESS
TC MXN/USD	+7% MXN/USD	0.19	-8.57
TC USD/EUR	-7% USD/EUR	0.00	-0.09
NATURAL GAS	-19% USD/MMBTU	-1.52	-29.14

	TOTAL	-1.34	-37.81

As we can see in the preceding table, the fair value impact of the position in effect at December 31, 2007 under this adverse scenario would have resulted in an additional loss of $36.48 million, which is much less than what actually occurred as a result of the events that transpired in the second half of 2008.

The discussion of derivative contracts in our 2007 Form 20-F, both with respect to our contracts covering currency exchange rate and interest rate changes and our contracts covering changes in natural gas prices, were consistent with our historical experiences of forward and other derivative agreements we have entered into to hedge our exposure to changes in rates and prices. For the calendar years ending December 31, 2005, 2006 and 2007, the three years immediately proceeding the filing of our 2007 Form 20-F, the actual losses we incurred on our derivative agreements were $2 million, $30 million, and $20 million, respectively, which we did not believe were material to our consolidated results of operations, and equally important, generally reflected declines in the price of natural gas, which resulted in actual lower cost of goods sold and offset losses from the derivative agreements.

In late 2008, because of the extraordinary financial events, most especially the volatilities in the financial, commodities and business markets, we determined to close out substantially all of our outstanding DFIs.  As a part of these events, we filed a number of  Form 6-Ks starting in October, and, in December filed a Form 6-K which provided extensive disclosure concerning our position of DFIs as of the end of the third quarter of 2007.  We are not adverse to making disclosures regarding the risks effecting the Company, but we could not have reasonably foreseen, or known, the global economic crisis that transpired in the third and fourth quarters of 2008.

Accordingly, we believe that the DFI's of the Company as of December 31, 2007, which were substantially similar to DFIs the Company had historically entered into to hedge its exposure to foreign exchange rate variations or natural gas price variations, were not "currently" known trends, events and uncertainties that were reasonably likely to have material effects on the Company.

The Company determined in late 2008 to unwind (close) substantially all of its then outstanding DFI's, and has also determined not to make any payments with respect to these DFI's (see Response 2). In the preparation of the 2007 Form 20-F, the Company did not include a description of the events of default under the indentures governing its Senior Notes, as such disclosure was included in the Registration Statement covering the issuances of such Senior Notes, and the specific requirement of disclosure of events of default in debt securities under Item 12 of Form 20-F was not applicable to the Company's 2007 annual report on Form 20-F. In accordance with the instructions to Form 20-F, we did comply with Item 13 (Defaults, Dividends Arrearages and Delinquencies), and described our compliance with covenants under the indentures.

2. With regard to the losses incurred on derivative contracts in late 2008, please address the following comments supplementally and in future filings:

  Clarify whether these losses relate to derivative contracts that were newly entered into in 2008 or if these losses relate to contracts originated in previous years;

  Clarify whether the contracts that resulted in losses were routine contracts you entered into as a matter of practice or if they were non-routine or unique in nature;

  Discuss whether the derivative losses were a result of actual losses on the contract or if the losses were a result of terminated contracts or contracts that had matured.

Response:

As requested by the staff, we will include relevant information regarding our DFIs as discussed below in our future filings.

The derivative instruments losses recorded by us for the year ended December 31, 2008 were US$ 358 million, comprised of US$ 33 million from open positions of natural gas DFIs and US$ 325 million from closed DFI positions. Of the closed position loss, approximately 85% was generated by instruments entered into after the filing date of the 2007 Form 20-F. Derived from the high volatility that the markets experienced in the final months of 2008, which resulted in a devaluation of the parity of MXP / USD and MXP / EURO, as well as in a significant reduction in the prices of energy, the Company's Management, being adversely affected by such effects, decided to unwind most of its DFI positions during the fourth quarter of 2008. The significant volatility that occurred beginning in September 2008, did not exist when we filed our 2007 Form 20-F.

The Company's derivative portfolio when management decided to unwind substantially all of the open positions was comprised of instruments such as swaps, swaptions, options, cross currency swaps, Target redemption forwards (TRF), target profit forwards (TPF), among others.

Substantially all of the TRFs and TPFs were entered into starting in 2008 under agreements structured by the counterparties and therefore, would be considered non-routine transactions, and such derivative instruments resulted in approximately half of our derivative losses in 2008. Substantially all of our derivative losses were a result of losses on terminated contracts.

As we have publicly disclosed, the Company has been sued in the U.S. by most of its counterparties. The Company has formally filed an answer to the complaints, and as part of the answer has asserted affirmative defenses including, among others, challenging the validity of the derivative agreements. As discovery commences and the case develops, the Company will continue evaluating additional facts that may surface. Also, as to other laws that may result applicable in Mexico and abroad, the Company will continue evaluating, assisted by its external advisors and counsel, the enforceability, amounts claimed and legality of the derivative financial instruments and transactions described above. Therefore, the above mentioned amounts are claims stated by the Counterparties that in no manner or under no concept should be considered as an express or implied acknowledgement of the same by the Company, and neither should be considered as a renunciation of the Company to any right, which it has purposely and expressly reserved and continues to do so, included the right to adjust or eliminate, depending on the circumstances, in such case, those amounts.

3. We note throughout your responses to our prior comments 1 through 9, you indicate that you will include revised disclosures in future filings. Please consider including these revisions when filing your amended Form 20-F for the above comments.

Response:

As noted in our responses to the other comments included in this letter, we do not believe that we need to amend our 2007 Form 20-F. We appreciate your assistance in resolving the prior comments 1 through 9, and as we stated in our initial response letter to you of January 21, 2009, we would include the revised disclosures that we described, as appropriate, in our 2008 Form 20-F, which will be filed in approximately two months.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 106

4. We note in your response to our prior comment 10, you discuss your risk management policy for your derivative portfolio and indicate you will include revised disclosure in future filings. Further, we note that your Form 6-K filed on December 19, 2008, includes a comprehensive discussion of qualitative and quantitative information on your derivative portfolio. Please amend your Form 20-F for the year ended December 31, 2007, to include the comprehensive Item 11 information that was provided in your response and in your Form 6-K as well as the following information:

  Please clarify supplementally and in future filings, the difference between the quantitative information provided in section B of your Form 6-K filed December 19, 2008, and the information included on page 108 of your Form 20-F with regard to your derivative portfolio. The table on page 108 is similar in some regards to the information in the Form 6-K but substantially condensed and therefore does not provide a reader a full understanding of your exposure to these derivative instruments.

  Tell us and disclose the difference between the two fair value columns provided in Section B of your Form 6-K. Please ensure that your revised disclosure fully describes each column and what the column is illustrating to the reader.

Response:

We would like to clarify that the principal differences between our disclosures in the 2007 Form 20-F and the December Form 6-K relate to a request made by the Mexican Banking and Securities Commission (CNBV) to all listed companies who had derivative contracts to present DFI information in a specific format. We have not had any follow-up comments to our original letter filed with the CNBV in December 2008. We believe the quantitative information presented in our 2007 Form 20-F includes very similar information regarding our derivative instruments, such as notional amounts, underlying assets values, fair values, among other disclosures. While it appears that our disclosures in the Form 20-F are very condensed compared to the presentation in the 6-K, we would like to clarify that this is due to the much larger and more diversified portfolio the Company had on September 30, 2008 compared to as of December 31, 2007.

With respect to the "differences" in the fair value columns in our December Form 6-K, the column headings in the edgarized version were improperly presented. In the document we filed in PDF form with the CNBV, such headings were properly presented, and we believe that the edgarizing process moved the column headings in the Form 6-K filed with the SEC. Attached as Exhibit A are the column headings in the edgarized version, and attached as Exhibit B are the correct column headings (four columns to the right). Accordingly, the differences in the fair value columns are simply values as of the actual quarter ended September 30, 2008 and the previous quarter.

As requested by the staff, we will include relevant information regarding our DFIs as discussed above in our future filings.

Note 25e. page F-82

5. We note your response to prior comment 14 where you have revised your Rule 3- 10 information to correct your presentation of intercompany payables. We further note your conclusion that you will revise future filings as you believe your current disclosure would not adversely impact note holders. Although the combined financial information of the obligors remains unchanged, your current disclosure reports that 40% of consolidated operating cash flows are generated by the issuer whereas it truly should be 5%. Although you believe investors look at the issuer and guarantors on a combined basis, this assumption ignores the existence of any restrictions on the ability of the guarantors to transfer cash to the issuer to meet debt service obligations. Please revise this presentation in your amended Form 20-F as you have presented in your response.

Response:

We continue to believe that investors consider the financial condition of the issuer and guarantors on a combined basis, as they are all liable for obligations under the Senior Notes. Additionally, the staff notes that this assumption ignores the existence of any restrictions on the ability of the guarantors to transfer cash to the issuer to meet debt service obligations. We would like to confirm that there are no restrictions on the ability of the guarantors to transfer cash to Vitro to meet debt service obligations. The indentures under which the Senior Notes were issued were designed to assure the noteholders that the combined businesses and financial resources of the Company and the guarantors would be available to support the principal and interest payments under the Senior Notes.  Accordingly, each of the indentures provides covenants that restrict, subject to limited exceptions, the Company and the guarantors (the restricted group) (a) from transferring assets outside the restricted group without receiving fair value (and permits the free transfer of assets within the restricted group), (b) from entering into agreements that restrict the ability of the guarantors to transfer funds to the Company, and (c) from making dividend payments to, and investments in, persons outside the restricted group (and permits such payments and investments within the restricted group), and provides financial tests based upon the combined financial condition of the restricted group before the Company and the guarantors may incur additional debt.

This explanation is the basis for our original response that our current disclosure would not adversely impact the Senior Note holders.  We respect the staff's position, however we do not believe the changes we proposed in our previous response necessitate an amendment to our 2007 Form 20-F.

            We very much appreciate your understanding of the timing of our filing of this letter of response, and, as we discussed with you, any future correspondence to the Company should be addressed to Claudio Luis Del Valle Cabello, Chief Financial and Administrative Officer, and his email address is CValle@vitro.com.

           We trust this letter fully responds to each of your comments, and provides a satisfactory explanation of our belief that it is not necessary to file an amendment to our 2007 Form 20-F.  If the staff continues to believe that our position is not appropriate, we would appreciate the opportunity to discuss these comments with you as well as respond to any further questions that you may have.  If you have any questions that I may answer, please contact me at (212) 530-5530.

Very truly yours,

 /s/ Howard Kelberg

      Howard Kelberg

cc:        Securities and Exchange Commission:

Melissa N. Rocha

Al Pavot

            Vitro, S.A.B. de C.V.:

            Claudio Luis Del Valle Cabello

            Alejandro F. Sanchez Mujica

            Deloitte & Touche:

            Jorge Alberto Villarreal

            William Biese

            Marshall Diaz

EDGAR Filing

Millions of pesos as of September 30, 2008

Type of derivative, value or contract	Hedging purposes or otherwise, such as negotiation	Notional amount / nominal value		Underlying asset value / reference variable			Fair value 1		Collateral / credit lines / warrants
	Actual Qtr	Previous Qtr	Actual Qtr	Previous Qtr					
Cross Currency Swap 2	Negotiation	MUS$	350,000	Ps.	10.9814	10.3069	(97)	(234)	3
Cross Currency Swap 2	Negotiation	MUS$	150,000	Ps.	10.9814	10.3069	(41)	(98)	3
Cross Currency Swap 2	Negotiation	MUS$	350,000	Ps.	10.9814	10.3069	(110)	(231)	3
Cross Currency Swap 2	Negotiation	MUS$	150,000	Ps.	10.9814	10.3069	(72)	(97)	3
Interest Rate Swap	Negotiation	MUS$	300,000	TIIE	8.66%	8.19%	21	55	3
Interest Rate Swap	Negotiation	MUS$	200,000	TIIE	8.66%	8.19%	12	35	3
Interest Rate Swap	Negotiation	MUS$	350,000	TIIE	8.66%	8.19%	53	-	3
TARN sale USD	Negotiation	MUS$	2,500	Ps.	10.9814	10.3069	(177)	-	3
Cross Currency Swap	Negotiation	MUS$	40,000	Ps.	10.9814	10.3069	(23)	-	3
TARN purchase EUR	Negotiation	MEUR	36,000	Ps.	15.7385	16.2725	(222)	(28)	3
Natural Gas Swap	Negotiation	MMBTU	8,650,000	USD	7.4380	13.765	(121)	45	3
Natural Gas TARN	Negotiation	MMBTU	4,800,000	USD	7.4380	13.765	(363)	25	3
Natural Gas Collar	Negotiation	MMBTU	4,650,000	USD	7.4380	13.765	(42)	-	3
Natural Gas Collar	Negotiation	MMBTU	3,300,000	USD	7.4380	13.765	(299)	3	
Natural Gas Trigger	Negotiation	MMBTU	3,000,000	USD	7.4380	13.765	(412)	(44)	3
Natural Gas Capped Swap	Negotiation	MMBTU	7,560,000	USD	7.4380	13.765	(504)	(300)	3
Implicit					-	-	10	12	
Other reserve funds					-	-	(223)	(233)	
Total							(2,716)	(1,087)	

1 The previous amounts are shown given the understanding that the Company is still evaluating the validity, amount and legality of the FDI described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amount stated herein are simple estimates that in no manner or under no concept should be considered as an express or implied acknowledgement of the same.

2 The cross currency swaps' fair value is net from payments made by the Company.

3 As of September 30, 2008, the Collateral was $562, while the credit lines amounted $1,482.

CNBV Filing

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.BR>
BBy  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 29, 2009